Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: May 9, 2023

Falcon’s Beyond Announces Robust Fan Engagement with Recently Launched Roblox Experience, BEYONDLAND

Described as “the ultimate theme park of imagination,” BEYONDLAND has recently outperformed the Roblox experiences of other top IPs

Orlando, FL (May 9, 2023) — Following the recent opening of Katmandu Park | Punta Cana, the Caribbean’s first world-class theme park, Falcon’s Beyond (“Falcon’s” or the “Company”), a leading fully integrated global entertainment development company specializing in intellectual property (IP) creation and expansion, today revealed robust growth numbers for its recently launched BEYONDLAND™ on Roblox.

The experience, which marks Falcon’s debut as a developer on the Roblox global online platform, has attracted more than two million visits since its official launch in March. In addition, BEYONDLAND has an impressive 93% positive approval rating and has reached over 196,000 players in a single day.

BEYONDLAND is designed as an all-ages and all-genre hub for multiple brands and franchises to cohabitate. The hub world is designed like a theme park, with social areas and access to various types of games, rides and attractions, activities, digital goods, collectibles and a personalized space for players to build and share roller coasters with their friends.

The first brand activation inside BEYONDLAND is a reimagining of the Company’s Katmandu Park theme parks, which features portals into The Hidden Realms™, each with its own unique game genre. Games in The Hidden Realms include the intense “Volcano Deathrun” footrace, the “Treehouse Challenge” obstacle course and the “Space Zombie Survival” multi-player game of tag. Katmandu Park also features gamified attractions such as the “Wheel of Infinite Wonder” carousel, “Expedition Golf” minigolf, a rollercoaster across the park, a bouncy ferris wheel, a jet-powered launch tower and various midway-style games. Additional brand activations and themed lands are planned in future expansions of BEYONDLAND.

“Following the successful opening of our Katmandu Park | Punta Cana, we are thrilled to have not only launched our own virtual theme park destination, but also developed an enthusiastic fan base within the Roblox community, where players are clearly excited to let their imaginations run wild,” said Cecil D. Magpuri, CEO of Falcon’s. “This is just the beginning of our work in the metaverse and adjacent platforms. We are bringing deeper levels of community and agency to the fans engaging in our properties, both virtual and physical.”

The recent growth of BEYONDLAND on Roblox amplifies the Company’s mission to activate and grow both proprietary and partner IP, including its Katmandu™ franchise, concurrently across all forms of entertainment. This 360-degree activation includes media content, video games, consumer products and themed entertainment destinations.

The early success of BEYONDLAND on Roblox follows other recent transformative news from Falcon’s Beyond, including the debut of its first e-commerce website, Shop Falcon’s Beyond™ (shop.falconsbeyond.com), its new two-player trading card game (TCG), Katmandu: Age Of Artifacts™ and Katmandu: EtherMerge™, a free-to-play, hyper-casual, merge-two mobile game that immerses players in the Katmandu lore by expanding on the story and characters from the franchise.

Last year, Falcon’s Beyond announced plans to become a publicly listed company through a definitive merger agreement with FAST Acquisition Corp. II (“FAST II”) (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s website.

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon’s Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The Company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The Company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

FALCON’S BEYOND, KATMANDU, BEYONDLAND and its related trademarks are owned by Falcon’s Beyond. Falcon’s is not affiliated with the ROBLOX mark or Roblox Corporation in any way.

Additional Information and Where to Find It

In connection with the proposed business combination, Falcon’s Beyond Global, Inc. (“Pubco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a document that serves as a joint prospectus of Pubco and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders after the Registration Statement is declared effective by the SEC. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Pubco will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders can obtain free copies of the Registration Statement, and will be able to obtain free copies of amendments to the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Pubco through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Pubco with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in FAST II’s final prospectus related to its initial public offering dated March 15, 2021 and the Registration Statement, each of which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in amendments to the Registration Statement for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in amendments to the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, the expectation that the proposed transaction will occur and Pubco will be listed on Nasdaq and Falcon’s Beyond’s plans to release additional content in the metaverse and metaverse adjacent platforms. These statements are based on various assumptions and on the current expectations of the Company, Pubco and FAST II and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Falcon’s Beyond and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of which could be adversely affected by (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or Pubco following the announcement of the proposed business combination; (3) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of FAST II is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;; (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities; (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (8) any failure to realize the anticipated benefits of the proposed transaction; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond’s business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond’s business; (12) the risk that the proposed business combination may not be completed by FAST II’s business combination deadline; (13) the amount of redemption requests made by FAST II’s stockholders; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (15) and those factors discussed in the Registration Statement and FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II or Pubco has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor Falcon’s Beyond presently know, or that FAST II or Falcon’s Beyond currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II’s and Falcon’s Beyond’s expectations, plans, or forecasts of future events and views as of the date of this press release. FAST II and Falcon’s Beyond anticipate that subsequent events and developments will cause FAST II’s and Falcon’s Beyond’s assessments to change. However, while FAST II and Falcon’s Beyond may elect to update these forward-looking statements at some point in the future, FAST II and Falcon’s Beyond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II’s and Falcon’s Beyond’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Media:
DKC Public Relations
Falcons@dkcnews.com

Investor Relations:
Brett Milotte, ICR
FalconsBeyondIR@icrinc.com

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